Mail Stop 3561

January 8, 2010

Via U.S. Mail

Michael H. Magusiak
President and Chief Executive Officer
CEC Entertainment, Inc.
4441 West Airport Freeway
Irving, TX 75062

Re: **CEC Entertainment, Inc.**
             Form 10-K for the fiscal year ended December 28, 2008
             Filed February 20, 2009

             Definitive Proxy on Schedule 14A
             Filed March 17, 2009
             File No. 001-13687

Dear Mr. Magusiak:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

J. Nolan McWilliams
Attorney-Adviser